UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of Registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus Nanchang, Jiangxi, China 330096 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 9, 2025, Ruanyun Edai Technology Inc. (the “Company”) completed the initial public offering (“Initial Public Offering”) of 3,750,000 ordinary shares at an initial public offering price of $4.00 per share, before underwriting discounts, pursuant to an Underwriting Agreement between the Company and AC Sunshine Securities LLC, as representative of the several underwriters (the “Underwriters”), a copy of which is attached hereto as Exhibit 1.1. The Company also granted the Underwriters a 45-day option to purchase up to an additional 562,500 ordinary shares at the Initial Public Offering price, less underwriting discounts, and issued warrants to AC Sunshine Securities LLC to purchase up to ordinary shares, which are equal to four and a half percent (4.5%) of the number of shares sold in the Initial Public Offering, a copy of which is attached hereto as Exhibit 4.1.

A copy of the press release announcing the pricing of the Initial Public Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the press release announcing the closing of the Initial Public Offering is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated April 7, 2025, by and between the Company and AC Sunshine Securities LLC
4.1	Underwriters’ Warrant, dated April 9, 2025, issued to AC Sunshine Securities LLC
99.1	Press Release dated April 7, 2025
99.2	Press Release dated April 9, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2025

RUANYUN EDAI TECHNOLOGY INC.

	By:	/s/ Yan Fu
Name: Yan Fu
Title: Director and Chief Executive Officer